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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                     SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 3)*


                            Chicago Pizza & Brewery, Inc.
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                                   (Name of Issuer)

                              Common Stock, no par value
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                            (Title of Class of Securities)

                                      167889104
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                                    (CUSIP Number)

                                   Gary S. Mendoza
                                  Riordan & McKinzie
                          300 South Grand Avenue, Suite 2900
                                Los Angeles, CA  90071
                                    (213) 629-4824
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             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                    April 2, 1999
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               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No.      167889104
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      1.       NAMES OF REPORTING PERSONS.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
               Alex Meruelo; La Pizza Loca, Inc.; 95-4238101
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      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (SEE INSTRUCTIONS)
               (a)    X
               (b)
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      3.       SEC USE ONLY
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      4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)   PF (for Alex Meruelo); WC
                                                    (for La Pizza Loca, Inc.)
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      5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)
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      6.       CITIZENSHIP OR PLACE OF ORGANIZATION Alex Meruelo, USA citizen
                                                    La Pizza Loca, Inc., Calif.
                                                    corporation
--------------------------------------------------------------------------------
NUMBER OF      7.     SOLE VOTING POWER      Alex Meruelo--525,000 shares
SHARES                                       La Pizza Loca, Inc.--0 shares
BENEFICIALLY  ------------------------------------------------------------------
OWNED BY       8.     SHARED VOTING POWER    Alex Meruelo--341,000 shares
EACH                                         La Pizza Loca, Inc.--341,000 shares
REPORTING     ------------------------------------------------------------------
PERSON         9.     SOLE DISPOSITIVE POWER      Alex Meruelo--525,000 shares
WITH                                              La Pizza Loca, Inc.--0 shares
              ------------------------------------------------------------------
               10.    SHARED DISPOSITIVE POWER    Alex Meruelo--341,000 shares
                                                  La Pizza Loca, Inc.--341,000
                                                  shares
--------------------------------------------------------------------------------
      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON                     Alex Meruelo--866,000
                                                    shares; La Pizza
                                                    Loca--341,000 shares
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      12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS)
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      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        11.3%
--------------------------------------------------------------------------------
      14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               Alex Meruelo--IN; La Pizza Loca, Inc.--CO
              ------------------------------------------------------------------

              ------------------------------------------------------------------

              ------------------------------------------------------------------


SIGNATURE
          AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

--------------------------------------------------------------------------------
DATE            April 2, 1999                   April 2, 1999


--------------------------------------------------------------------------------
SIGNATURE

                /s/ Alex Meruelo                /s/ Alex Meruelo
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NAME/TITLE         Alex Meruelo               Alex Meruelo, President, La Pizza
                                                  Loca, Inc.


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ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)














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

                              STATEMENT ON SCHEDULE 13D

     This Amendment No. 3 amends and supplements the Statement on Schedule 13D dated December 14, 1998, as amended by Amendment No. 1 thereto dated January 5, 1999 and Amendment No. 2 thereto dated February 18, 1999 and filed by Alex Meruelo, an individual and United States citizen ("Meruelo"), and La Pizza Loca, Inc., a California corporation ("La Pizza Loca") relating to the shares of Common Stock, no par value (the "Common Stock") of Chicago Pizza & Brewery, Inc., a California corporation (the "Company"). Capitalized terms used herein without definition have the same meaning as those ascribed to them in the initial filing.


ITEM 4 PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:

     On April 2, 1999, Meruelo and La Pizza Loca notified the Company that they were nominating Meruelo and Raymond Perry for election to the Company's Board of Directors at the next Annual Meeting of Shareholders. This notification letter is attached as Exhibit 7 to this Amendment No. 3. Subject to applicable legal requirements, Meruelo and/or La Pizza Loca reserve the right to communciate with other shareholders of the Company to discuss Meruelo's and La Pizza Loca's intentions in this regard.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following:

     See Exhibits 7 and 8 attached hereto.








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

                                      EXHIBIT 7

                                 LA PIZZA LOCA, INC.
                               7920 ORANGETHORPE AVENUE
                                BUENA PARK, CA  90620



                                    April 2, 1999




Mr. Paul A. Motenko
Chicago Pizza & Brewery, Inc.
26131 Marguerite Parkway
Suite A
Mission Viejo, California  92692

Dear Mr. Motenko:

As I indicated to you during our conversation late last week, I would like to meet with the members of the Board of Directors of Chicago Pizza to discuss the direction the company is taking and its plans to maximize shareholder value. I would also like to discuss the status of the La Pizza Loca/Chicago Pizza litigation. I am not certain that the aggressive prosecution of this litigation is in my interests or the interests of the other Chicago Pizza shareholders.

I also want to notify you that, as the beneficial holder of 866,000 shares of Chicago Pizza's common stock, I am hereby nominating myself and Raymond Perry for election to the Board of Directors at the upcoming annual meeting of shareholders. I do reserve the right to change this list of nominees prior to the annual meeting. I am also giving you notice of my intention to cumulate my votes for the election of directors.

                                        Very truly yours,

                                        LA PIZZA LOCA, INC.


                                        By:  /s/ Alex Meruelo
                                             -----------------------------------
                                             Alex Meruelo, President

cc:  Via Registered Mail



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                                      Exhibit 8


     Alex Meruelo, an individual, and La Pizza Loca, Inc., a California corporation, hereby acknowledge and agree that Amendment No. 3 to the Schedule 13D dated December 14, 1998, as amended by Amendment No. 1 dated January 5, 1999 and by Amendment No. 2 dated February 18, 1999 with respect to the common stock, no par value, of Chicago Pizza & Brewery, Inc., is filed on behalf of each of Alex Meruelo and La Pizza Loca, Inc. This acknowledgment and agreement is made this 2nd day of April 1999.




     ALEX MERUELO                       LA PIZZA LOCA, INC.



     /s/ Alex Meruelo                   By:  /s/ Alex Meruelo
     ------------------------------          -----------------------------------
                                             Alex Meruelo, President




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